CYPRESSTREE ASSET MANAGEMENT CORPORATION, INC.
                                 125 High Street
                           Boston, Massachusetts 02110







                                                     March 23, 1998



CypressTree Senior Floating Rate Fund, Inc.
125 High Street
14th Floor
Boston, Massachusetts  02110

Ladies and Gentlemen:

     We propose to acquire 10,000 shares of Common Stock, $10.00 par value per share (the "Shares") of the CypressTree Senior Floating Rate Fund, Inc. (the "Fund"), at a purchase price of $10.00 per share, for a total of $100,000. We will purchase the Shares in a private offering prior to the effectiveness of the Form N-2 registration statement filed by the Fund under the Securities Act of 1933.

     In connection with such purchase, we understand that (i) we, the purchaser, intend to acquire the Shares for our own account as the sole beneficial owner thereof and have no present intention of redeeming or reselling the Shares so acquired; and (ii) in the event any of the initial 10,000 Shares are redeemed or repurchased during the first five years, the Fund may charge against our redemption or repurchase proceeds a pro rata portion of any unamortized organizational expenses that would be borne by such Shares during the balance of the initial five-year period were they not redeemed or repurchased.

Sincerely,

CypressTree Asset Management Corporation, Inc.



By:  /s/ Bradford K. Gallagher
     ---------------------------------
     Name:   Bradford K. Gallagher
     Title:  President